December 13, 2012

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	Prothena Corporation plc (formerly Neotope Corporation Limited)
Amendment No. 2 to Registration Statement on Form 10
Filed November 30, 2012
File No. 001-35676

Ladies and Gentlemen:

On behalf of our client, Prothena Corporation plc (“Prothena”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 7, 2012 (the “Comment Letter”), with respect to Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (SEC File No. 001-35676) (the “Registration Statement”) filed by Prothena with the Commission on November 30, 2012. In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 3 to the Registration Statement, and we have enclosed six courtesy copies of such Amendment No. 3 marked to show changes from Amendment No. 2 as filed on November 30, 2012.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Prothena’s responses thereto.

EXHIBIT 99.1 Information Statement

Annual Audited Carve-out Combined Financial Statements

Report of Independent Registered Public Accounting Firm, page F-16

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response

In response to the Staff’s comment, we have revised page 42 of Amendment No. 3 to the Registration Statement.

2.	Your auditor’s report indicates that their audit was conducted in accordance with the auditing standards of the PCAOB. As auditors of issuers must comply with all standards of the PCAOB and not just the auditing standards, please have your auditors revise their report to remove the word “auditing” in the context of the standards under which they conducted their audit. Otherwise, explain to us why your financial statements are not required to be reaudited by an auditor who complies with all the standards of the PCAOB.

Response

In response to the Staff’s comment, we have revised page F-17 of Amendment No. 3 to the Registration Statement to remove the word “auditing.”

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Please do not hesitate to contact me at 212-504-6888 with any questions or comments you may have.

Very truly yours,

/s/ Christopher T. Cox

Christopher T. Cox

cc:	Dale Schenk, PhD,
Prothena Corporation plc